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                                                                       EXHIBIT 2

                                AGREEMENT OF SALE
                         (PAMLICO CORRECTIONAL FACILITY)

                  THIS AGREEMENT OF SALE (the "Agreement") is made in consideration of the mutual agreements contained herein, to be effective as of the effective date set forth herein, by and between CORRECTIONS CORPORATION OF AMERICA, a Maryland corporation (formerly known as Prison Realty Trust, Inc., and Prison Realty Corporation), successor in interest by merger to U.S. Corrections Leasing (NC) Pamlico Facility, Inc., a North Carolina corporation ("Seller"), and CPT OPERATING PARTNERSHIP, L.P., a Delaware limited partnership ("Purchaser"). It is hereby mutually agreed:

         1. Sale. The Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase from the Seller, subject to and upon the terms and conditions contained herein, the interests of the Seller in the following described property (hereinafter collectively referred to as the "Property"):

         o That certain real property containing approximately 137.47 acres, located in Bayboro, Pamlico County, North Carolina, and being more particularly described on EXHIBIT A, attached hereto and incorporated herein by reference, together with all easements, rights and privileges appurtenant to said real property (the "Land"), and together with all buildings, structures, improvements and fixtures owned by Seller located thereon, including a medium security correctional facility having a design capacity of approximately 528 beds (the "Improvements");

         o The machinery, equipment, and personal property owned by Seller located on or installed in the Land or the Improvements described on EXHIBIT B, attached hereto and incorporated herein by reference (collectively, the "Personalty");

         o The contract rights of the Seller, as lessor, under that certain Lease Agreement, dated June 19, 1997, by and between U.S. Corrections Corporation, as lessor, and the State of North Carolina, as lessee, as assigned to U.S. Corrections Leasing (NC) Pamlico Facility, Inc., pursuant to Assignment of Agreement, dated October 31, 1997 (the "Lease Agreement"), provided that Purchaser assumes all of the obligations of Seller under the Lease Agreement from and after the Closing.

         o The warranties, guaranties and permits relating to the Land, the Improvements and/or the Personalty (the "Warranties and Permits"), if any, but only to the extent that such Warranties and Permits are transferable by Seller and subject to the rights of the State of North Carolina in the Warranties and Permits as set forth in the Lease Agreement, and provided that Purchaser assumes all of the obligations of Seller under the Warranties and Permits from and after the Closing;

         o All rights, if any, which Seller may have to use the name "Pamlico Correctional Facility";



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         2. PURCHASE PRICE (a) The purchase price (the "Purchase Price") for the
Property shall be Twenty-Four Million Fifty Thousand Dollars ($24,050,000.00). The Purchase Price shall be paid by Purchaser to Seller on the Closing Date, less any Earnest Money paid to Seller, by federal reserve wire transfer wired to the account designated by Seller.

The Purchase Price shall be allocated among the Land, the Improvements, the Personalty, and the other Property as mutually agreed by Seller and Purchaser.

         o Within three (3) business days following the effective date of this Agreement, Purchaser will deliver to the Nashville, Tennessee office of First American Title Insurance Company located at AmSouth Center, Suite 2055, 315 Deaderick Street, Nashville, Tennessee 37238, Attn:
            William L. Rosenberg (the "Escrow Agent") a check in the amount of One Thousand Dollars ($1,000.00), as earnest money. In addition, within three (3) business days following May 1, 2001, and provided this Agreement continues in effect as of such date, Purchaser will deliver to the Escrow Agent a cashier's check, or federal reserve wire transfer funds, in the amount of Forty-Nine Thousand Dollars ($49,000.00), as additional earnest money hereunder (said earnest money, any additional earnest money and all interest earned thereon being collectively referred to as the "Earnest Money"). The Escrow Agent shall deposit the Earnest Money in an FDIC insured interest bearing account at a national bank located in Nashville, Tennessee. All Earnest Money shall be held and delivered by the Escrow Agent in accordance with the terms and provisions of this Agreement.

         o Seller and Purchaser each acknowledge and agree that the consideration for the Property set forth herein was negotiated by the parties at arms length. Purchaser represents that the consideration for the Property is a fair and reasonable price offered by Purchaser after reasonable examination of the cost of other like facilities in the marketplace, and that Purchaser is under no obligation to purchase the Property. Seller represents that the consideration for the Property is a fair and reasonable price agreed to by the Seller after reasonable investigation and calculation, and that the Seller is under no obligation to sell the Property.

         3. SURVEY. Seller shall obtain, at the expense of Purchaser, and provide to Purchaser prior to the Closing, a survey of the Land and the Improvements (the "Survey") prepared by an engineer or surveyor licensed in the State in which the Land is located and reasonably acceptable to Purchaser. The Survey will be prepared in accordance with the "Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys" as adopted by ALTA, ACSM and NSPS in 1999. The surveyor shall certify the Survey to Seller, Purchaser and to such other parties designated by Purchaser. In the event Purchaser proceeds to close this transaction on the Closing Date, Purchaser shall be deemed to have accepted all matters shown on the Survey, which matters shall be deemed to be "Permitted Exceptions", as such term is hereafter defined.

         4. TITLE INSURANCE. (b) Purchaser shall obtain, at its expense, an owner's title insurance commitment for the Land (the "Title Commitment") to issue an ALTA Owner's Policy of Title Insurance, or comparable state promulgated policy (the "Title Policy") from First American Title Insurance Company or another national title insurance company reasonably satisfactory to the parties (the "Title Company"). Purchaser shall provide a copy of the Title Commitment and copies of all recorded documents referenced therein to the Seller prior to



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the Closing. Seller agrees to provide to Purchaser copies of any owner's title insurance policies issued to Seller insuring the Land and the Improvements in the possession of Seller at its Nashville, Tennessee office, but without any representation or warranty by Seller as to the accuracy or completeness of any such title insurance policies. In the event Purchaser proceeds to close this transaction on the Closing Date, Purchaser shall be deemed to have accepted all title exceptions shown in the Title Commitment, which title exceptions shall be deemed to be "Permitted Exceptions", as such term is hereinafter defined.

         o For purposes of this Agreement, the term "Permitted Exceptions" means (i) any title exceptions shown in the Title Commitment, and any matters shown on the Survey, which were either not objected to by Purchaser, or which were timely objected to by Purchaser but such objections were either resolved or were waived as provided in this Agreement, and (ii) the standard printed title exceptions included in the ALTA standard form owner's policy of title insurance, or comparable state promulgated policy (other than those that are customarily removable by a title affidavit executed by Seller in customary form and substance, excluding survey matters). The standard title exception in the Title Commitment and in the Title Policy for survey matters may, at the option of and at the expense of Purchaser, be deleted and be replaced by a title exception for the matters shown on the Survey, which title exception for the matters shown on the Survey shall be deemed to be a Permitted Exception. "Permitted Exceptions" shall not include any liens on the Property securing any indebtedness owing by Seller, which liens shall be released in connection with the Closing.

         5. EXPENSES AND PRORATIONS. (a) In addition to the expenses, adjustments and prorations set forth elsewhere in this Agreement, the expenses of this transaction and closing prorations shall be paid, as of the date of Closing, as follows:

         o Purchaser will pay the costs and expenses for the Survey referred to in Paragraph 3; the title insurance examination fees and premiums for the issuance of the Title Commitment and the Title Policy referred to in Paragraph 4; the cost, if any, to delete the standard title exception for survey matters from the Title Policy; and the cost for the Environmental Report referred to in Paragraph 23.

         o Purchaser will pay the documentary stamp taxes and other recording or transfer taxes and the recording costs incurred in recording the deed and the other closing instruments to Purchaser.

         o Seller will pay its own, attorney's fees incurred in the negotiation, preparation and review of this Agreement and the closing documents and the closing of this transaction. Purchaser will pay its own attorney's fees incurred in the negotiation, preparation and review of this Agreement and the closing documents and the closing of this transaction.



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         o  Ad valorem and personal property taxes for the year of closing, charges for utilities serving the Property, and other items of expense in connection with the use or operation of the Property, for which Seller is obligated to pay, shall be apportioned between the parties as of the date of Closing. Items of income in connection with the use or operation of the Property, to which Seller is entitled to receive, will be apportioned between the parties as of the date of Closing.

         o Seller and Purchaser shall each pay one-half (1/2) of the escrow fees, if any, to the Escrow Agent in connection with its serving as the escrow agent under this Agreement.

Purchaser's obligations to pay the costs and expenses described in Paragraph 5(a)(i), (iii) and (v) hereof shall survive the Closing of this transaction or any termination of this Agreement. Seller's obligations to pay the costs and expenses described in Paragraph 5(a)(iii) and (v) hereof shall survive the Closing of this transaction or any termination of this Agreement.

         o If the Closing occurs before the real estate and personal property taxes that are being apportioned under this Agreement for the year of Closing have been determined, such taxes shall be prorated at Closing on the basis of the tax rate for the preceding calendar year applied to the latest assessed valuation. In the event the amounts of any other items of income or expense to be apportioned or allocated between the parties pursuant to this Agreement are not available as of the date of Closing, Seller and Purchaser agree to apportion any such items to be effective as of the date of Closing as soon as the same become ascertainable. Seller shall cause all utility meters serving the Property that are being apportioned under this Agreement to be read as of Closing, or as soon thereafter as reasonably possible, and shall, within ten (10) days from the receipt of the utility bill by Seller, pay to Purchaser, or to the appropriate utility company, all charges due to the date of Closing. Any deposits by Seller with utility companies will be refunded to Seller. Municipal or other governmental taxes or assessments for improvements assessed before the Closing Date and which do not relate to tax periods beyond the Closing Date shall be paid by Seller in full.

         o For purposes of this Paragraph 5., prorations shall be calculated to the date of Closing, with items of income and expense for periods prior to the date of Closing being attributed to and being the responsibility of Seller, and items of income and expense for periods on and subsequent to the date of Closing being attributed to and being the responsibility of Purchaser. Notwithstanding the foregoing, in the event the Purchase Price is not received by or on behalf of Seller on the Closing Date prior to the time that Seller incurs an additional day of interest under its credit facility, then the date for prorations will be extended to the Business Day on which the Purchase Price is received by or on behalf of Seller without incurring an additional day of interest under its credit facility.

         5. BROKER AND COMMISSION. Seller and Purchaser each represents, warrants and covenants to the other that there are no brokers involved in the



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transaction herein, and each will indemnify and hold the other harmless from and against any claims for brokers' commissions arising from such party's action or agreement. The provisions of this Paragraph shall survive the Closing, or the termination of this Agreement.

         6. CLOSING. (b) The closing (the "Closing Date" or "Closing", as such date may be extended from time to time) of the purchase and sale contemplated herein shall take place at 10:00 A.M. Central Standard Time concurrently at the offices of the Title Company in Nashville, Tennessee, and in Fort Lauderdale, Florida, on June 15, 2001, or at such other date, time and place as Purchaser and Seller may mutually agree. In the event any waiting period (including any extensions thereof) under the Hart-Scott-Rodino Act (the "HSR Act") applicable to the sale or purchase of the Property has not expired or been terminated as of the Closing Date, then the Closing Date shall be extended to the date which is five (5) business days following the expiration or termination of such waiting period. Notwithstanding anything to the contrary contained in this Agreement, all objection or termination time periods set forth in Paragraphs 3., 4., 7., 10., and 23. hereof, or elsewhere in this Agreement, if not sooner expired, shall be deemed to expire as of the date and time of the Closing.

         o  At the Closing, the Seller shall:

            o execute, acknowledge and deliver to Purchaser a Special Warranty Deed conveying to Purchaser marketable, fee simple title to the Land and Improvements, subject only to Permitted Exceptions;

            o deliver to Purchaser possession and occupancy of the Property, subject to the Lease, and the Service Contracts;

            o execute, acknowledge and deliver to Purchaser a Bill of Sale, with special warranty of title, for all Personalty being conveyed hereunder, free and clear of all liens and encumbrances created by Seller;

            o execute, acknowledge and deliver to Purchaser an Assignment and Assumption Agreement assigning all of Seller's right, title and interest, as lessor, under the Lease Agreement, provided Purchaser assumes all of the obligations of Seller under the Lease from and after the Closing.

            o to the extent transferrable by Seller, execute and deliver to Purchaser an assignment of the Warranties and Permits, provided Purchaser assumes all of the obligations of Seller under the Warranties and Permits from and after the Closing. Seller agrees to cooperate in good faith with Purchaser in connection with Purchaser obtaining consents to the transfer to Purchaser of those Warranties and Permits that are not transferrable without the consent of the party providing or issuing such warranty or permit.

            o deliver to the Title Company releases or pay-off letters with respect to any liens granted by Seller or other indebtedness of Seller secured by the Property reasonably satisfactory in form and content to the Title Company;



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            o  deliver such instruments or documents as are necessary, or reasonably required by Purchaser or by the Title Company, to evidence the status and capacity of Seller and the authority of the person or persons who are executing the various documents on behalf of Seller in connection with the execution and delivery of this Agreement and the consummation of the purchase and sale transaction contemplated hereby;

            o execute, acknowledge and deliver to Purchaser a non-foreign affidavit in accordance with the Internal Revenue Code of 1986, as amended, and the regulations thereunder; and

            o execute, acknowledge and deliver a title affidavit, in customary form and substance, to the Title Company enabling it to issue the Title Policy to Purchaser without those standard printed title exceptions which are customarily removable by a title affidavit executed by Seller, except Permitted Exceptions and exceptions for survey matters as set forth in Paragraph 4. hereof

            o execute, acknowledge and deliver to Purchaser an Assignment and Assumption Agreement assigning all of Seller's rights and obligations under the Service Contracts (as hereinafter defined), provided Purchaser assumes all of the obligations of Seller under the Service Contracts from and after the Closing.

         o At Closing, Purchaser shall pay the Purchase Price as provided in Paragraph 2. hereof, and possession of the Property shall pass to Purchaser as of 12:01 A.M. on the Closing Date. At the Closing, Purchaser shall execute, acknowledge and deliver to Seller an Assignment and Assumption Agreement assuming all of the Seller's obligations, as lessor, under the Lease from and after the Closing, and an Assignment and Assumption Agreement assuming all of the Seller's obligations under the Service Contracts from and after the Closing. At the Closing, Purchaser shall also deliver such instruments or documents as are necessary, or reasonably required by Seller or by the Title Company, to evidence the status and capacity of Purchaser and the authority of the person or persons who are executing the various documents on behalf of Purchaser in connection with the execution and delivery of this Agreement and the consummation of the purchase and sale transaction contemplated hereby.

         o All closing documents, including, without limitation, the documents referred to in Paragraphs 7(b) and 7(c), to be executed, acknowledged and delivered, as applicable, by the parties pursuant to this Agreement or the requirements of the Title Company shall be reasonably satisfactory to the parties and their legal counsel. Seller and Purchaser agree to use reasonable, diligent and good faith efforts to agree upon the form of the closing documents within the time periods specified herein, and if no time period is specified, on or before the Closing. Purchaser shall covenant and agree to assume from and after the date of Closing all obligations for which Seller is liable under the contracts, agreements or



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           arrangements to be assigned hereunder to and assumed by Purchaser.
            Seller shall covenant and agree to indemnify and to hold Purchaser harmless from and against all obligations of Seller under such contracts, agreements and arrangements prior to the date of Closing,

         o Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Seller under this Agreement are contingent upon and subject to the satisfaction of each of the following conditions: (i) Seller obtaining prior to the expiration of the Inspection Period (as hereinafter defined) approval of this Agreement and the transactions contemplated hereunder by the Board of Directors of Seller, and by all lenders whose approval is required under the various credit facilities of Seller, and (ii) obtaining prior to the Closing Date an estoppel certificate from the State of North Carolina as provided in Paragraph 19. of the Lease Agreement, in form and substance reasonably satisfactory to Seller and Purchaser, and the consent, if required, from the State of North Carolina to the assignment of the Lease to Purchaser. Seller represents and warrants to the Purchaser that it will use reasonable, diligent and good faith efforts to satisfy each of the foregoing contingencies prior to the expiration of the time period applicable to each such contingency. In the event any one or more of the conditions precedent set forth in this Paragraph 7(e) are not satisfied on or prior to the expiration of the time period applicable to such condition precedent, Seller shall have the option to terminate this Agreement by written notice to the Purchaser given prior to the expiration of such time period or within three (3) business days after the expiration of such time period. In the event Seller fails to exercise its option to terminate this Agreement within the foregoing time periods, or in the event Seller proceeds to close this transaction on the Closing Date, then all unsatisfied conditions precedent shall be deemed to have been waived by Seller.

         o Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Purchaser under this Agreement are contingent upon and subject to the satisfaction of each of the following conditions: (i) Purchaser obtaining prior to the expiration of the Inspection Period approval of this Agreement and the transactions contemplated hereunder by the Board of Trustees of Purchaser, and by all lenders whose approval is required under the credit facility of Purchaser, (ii) Purchaser obtaining prior to the expiration of the Inspection Period a commitment from Bank of America or another financial institution selected by Purchaser for financing for the purchase of the Property on terms reasonably satisfactory to Purchaser, and (iii) obtaining prior to the Closing Date an estoppel certificate from the State of North Carolina as provided in Paragraph 19. of the Lease Agreement, in form and substance reasonably satisfactory to Seller and Purchaser, and the consent, if required, from the State of North Carolina to assign the Lease to the Purchaser. Purchaser represents and warrants to Seller that it will use reasonable, diligent and good faith efforts to satisfy each of the foregoing contingencies prior to the expiration of the time period applicable to each such contingency. In the event any one or more of the conditions precedent set forth in this Paragraph 7(f) are not satisfied on or prior to the expiration of the time period applicable to such condition precedent, Purchaser



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            shall have the option to terminate this Agreement by written notice to the Seller given prior to the expiration of such time period or within three (3) business days after the expiration of such time period. In the event Purchaser fails to exercise its option to terminate this Agreement within the foregoing time period, or in the event the Purchaser proceeds to close this transaction on the Closing Date, then all unsatisfied conditions precedent shall be deemed to have been waived by the Purchaser.

            In the event this Agreement is terminated in accordance with Paragraphs 7(e) or 7(f) hereof, the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement, and the Earnest Money shall be paid to Purchaser.

         7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER. Seller represents, warrants and covenants to Purchaser that:

         o Seller has all requisite corporate power and authority and is duly authorized to execute and deliver and to perform and observe the terms and provisions of this Agreement, and all documents to be executed by Seller pursuant to this Agreement, to transfer title to the Property to Purchaser, and to consummate the transactions contemplated herein, without the consent or joinder by any person or entity not already obtained, other than those approvals and consents set forth in Paragraph 7(e) hereof, and those consents, if any, required in order to transfer the rights of Seller in and to the Warranties and Permits (which consents Seller makes no representation, warranty or covenant whatsoever).

         o No person, corporation, firm or entity other than Purchaser has any right, or option, to acquire the Property from Seller or is entitled to possession under or through Seller of all or any part thereof, and Seller has no knowledge and has received no notice that any party has any such right or option from, under or through any party other than Seller, except for those rights as are set forth in the Lease and in the Service Contracts, and except as otherwise expressly provided in Paragraph 26. hereof. Except as otherwise expressly provided in Paragraph 26. hereof, Seller shall not provide any information to other interested purchasers of the Property, or negotiate with other parties, or solicit or accept offers to sell the Property so long as this Agreement remains in effect.

         o Seller will cooperate reasonably and in good faith with Purchaser in connection with the Purchaser conducting its due diligence review of the Property.

         o Seller shall provide to Purchaser such information, and shall execute, acknowledge and deliver such agreements, documents and instruments, including opinions of Seller's legal counsel, as may be reasonably necessary or required in connection with any HSR Act filings in connection with the sale or purchase of the Property pursuant to this Agreement.



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         o  The Lease is, as of the effective date of this Agreement, in full force and effect in accordance with its terms, and, to Seller's knowledge, has no uncured breach or default (nor any claim for breach or default) by Seller or by the State of North Carolina, as tenant thereunder, and, to Seller's knowledge, no off-sets or defenses are available to any party under the Lease. Seller has no knowledge of any claim or dispute concerning or relating to the validity or binding effect of the Lease in accordance with its terms or conditions, and has received no written notice of any such claims or disputes. Seller shall not amend, modify or terminate the Lease prior to the Closing Date without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed by Purchaser. Copies of the Lease and any amendments thereto have been delivered by Seller to Purchaser on or before the effective date of this Agreement, and Purchaser acknowledges the receipt of such documents delivered by Seller.

         o There are no service contracts, operating agreements or maintenance agreements entered into by Seller, which are in force and which affect the Property or the operation or maintenance thereof, except for those contracts described on EXHIBIT C, attached hereto and incorporated herein by reference for the Improvements (the "Service Contracts").

         o Seller has no knowledge and has received no written notice that the construction of the Improvements on the Property violates any provision of any applicable building codes, fire regulations or other governmental ordinances, orders or regulations. To the knowledge of Seller, all material certificates of occupancy, licenses, permits, authorizations and approvals required by any governmental authority with respect to the construction of the Improvements as a correctional facility in accordance with the plans and specifications for the Improvements and the acceptance of such Improvements by the State of North Carolina as a tenant under the Lease have been obtained. Copies of all such certificates, licenses, permits, authorizations and approvals in the possession of Seller have been delivered by Seller to Purchaser on or before the effective date of this Agreement, and Purchaser acknowledges receipt of such documents delivered by Seller.

         o Seller has received no written notice from any mortgagee, insurance company, insurance rating board, fire rating board, governmental agency or authority or from the State of North Carolina as a tenant under the Lease recommending or requiring any repairs to be done on the Improvements, except as disclosed in that certain Loss Prevention Report, dated April 7, 1999, from Affiliated FM Insurance Company, a copy of which has been delivered by Seller to Purchaser on or before the effective date of this Agreement, and Purchaser acknowledges receipt of such documents delivered by Seller.

         o Except for those matters, if any, disclosed in the Environmental Report to be obtained by Seller pursuant to Paragraph 23. hereof, Seller has no actual knowledge that any hazardous or toxic substances have been used, stored or disposed of on the Property during Seller's ownership of the Property or that other environmental conditions currently exist on the Property in violation of any applicable local, state or federal environmental



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            laws, and Seller has not received any written notification from any local, state or federal regulatory agency that such a violation exists.

         o Seller is not a party to any litigation, and Seller knows of no litigation or threatened litigation of a material nature, affecting the Property, except as expressly provided herein. Seller has no actual knowledge of any pending or contemplated condemnation proceedings affecting the Property or any part thereof. At the time of Closing, no goods or services will have been contracted by Seller for the Property which remain unpaid and which might give rise to mechanics' or materialmen's liens affecting all or any part of the Property, or to which Purchaser will be bound.

         o Seller has received no written notice that there are any special assessments against or relating to the Property, and Seller knows of no such proposed assessments. Seller has not commenced any tax reduction proceedings affecting the Property or any part thereof as of the effective date of this Agreement, and Seller will not initiate any such proceedings prior to the Closing.

            Notwithstanding anything to the contrary contained in this Agreement, the representations, warranties and covenants of Seller contained in this Paragraph 8., or elsewhere in this Agreement, are made expressly subject to and are qualified by the matters disclosed in (i) the letter, dated February 28, 2001, from Purchaser to Seller, together with the Facility Accessment, dated January 22, 2001; the letter, dated February 23, 2001, from the North Carolina Department of Correction to P.S. Buskirk with Miller Building Corporation; and the Pamlico Correctional Facility Trouble List-14 Feb 2001 enclosed therewith, and (ii) the memorandum, dated Wednesday, January 24, 2001, 2:33:36 PM from Jerry Clark to Jerry Carroll, Jim Gates, and David Mosley, together with the North Carolina Department of Correction Procedure for Performing Physical Alterations, Modifications, Improvements, etc. to Corrections Corporation of America's Facilities at Bayboro and Spruce Pine, North Carolina enclosed therewith.

            Notwithstanding anything to the contrary contained in this Agreement, Seller makes no representation or warranty whatsoever concerning the accuracy or completeness of any due diligence materials or confidential information provided by Seller pursuant to this Agreement or the transactions contemplated herein (other than those due diligence materials or confidential information prepared by employees of Seller)

            Any representation, warranty or covenant contained in this Agreement which is made to Seller's "actual knowledge", or "knowledge", or "knowledge, information or belief", or other words of similar meaning, shall be limited to the actual knowledge of Seller. Seller shall have no obligation to undertake any inquiry or investigation to determine whether any matter so represented, warranted or covenanted is true.

            In the event at any time prior to the Closing the Seller obtains actual knowledge that any representation, warranty or covenant contained in this Paragraph 8. or elsewhere in this Agreement, made upon Seller's actual knowledge, or knowledge, or knowledge, information and belief, or other words of similar meaning, is no longer accurate in any material respect, Seller shall promptly notify Purchaser in writing and specify therein the factors rendering such representation, warranty or covenant inaccurate. Any such representation, warranty or covenant shall be deemed to be amended in accordance with such notification. Purchaser shall have the right following such notification and prior to the Closing to terminate this Agreement by written notice to the Seller. In the event this Agreement is terminated in accordance with this Paragraph 8., the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement, and the Earnest Money shall be paid to Purchaser. In the event Purchaser proceeds to close this transaction on the Closing Date, Purchaser shall be deemed to have accepted all representations, warranties and covenants of the Seller, as so amended.

            Except for the representations, warranties and covenants of Seller contained in this Paragraph 8, or elsewhere in this Agreement or in the documents to be executed and delivered by Seller in connection with the Closing, Seller has not made, and does not make, any other representations, warranties or covenants with respect to the Property, and the Property is being sold in its existing condition.

         8. REPRESENTATIONS, WARRANTIES, AND COVENANTS OF PURCHASER. Purchaser represents, warrants and covenants to Seller that:

         o Purchaser has all requisite corporate power and authority and is duly authorized to execute and deliver and to perform and observe the terms and provisions of this Agreement, and all documents to be executed by Purchaser pursuant to this Agreement, to acquire title to the Property, and to consummate the transactions contemplated herein, without the consent or joinder by any person or entity not already obtained, other than those approvals and consents set forth in Paragraph 7(f) hereof.

         o Purchaser will return to Seller promptly following any termination of this Agreement all due diligence materials and confidential information provided by Seller to Purchaser pursuant to this Agreement, which obligation of Purchaser shall survive any termination of this Agreement.

         o Purchaser shall provide to Seller such information, and shall execute, acknowledge and deliver such agreements, documents and instruments, including opinions of Purchaser's legal counsel, as may be reasonably necessary or required in connection with any HSR Act filings in connection with the sale or purchase of the Property pursuant to this Agreement.

         9. INSPECTION OF PROPERTY/CONDITION OF PROPERTY.

         o During the period commencing upon the effective date of this Agreement and continuing until 5:00 P.M. Central Daylight Savings time on June 1, 2001 (the "Inspection Period") or the date of the termination of this Agreement, as the case may be, the Purchaser, its agents, employees and representatives, shall have the right, at Purchaser's expense, to enter upon the Property at all reasonable times to conduct inspections, investigations and studies of the Property, and to otherwise conduct due diligence with respect to the physical, financial and other aspects of the Property, including, but not limited to, review of the Lease, the Warranties and Permits, the Survey, the Title Commitment, the Service Contracts, and the Environmental Report, as Purchaser may deem necessary or desirable under the circumstances to determine whether the Property is suitable for Purchaser's purposes. In the event the results of such inspections, investigations, studies and other due diligence by the Purchaser are unacceptable to the Purchaser, in Purchaser's sole discretion, then Purchaser shall have the option to terminate this Agreement for any reason by giving written notice to the Seller prior to the expiration of the Inspection Period. In the event this Agreement is terminated in accordance with this Paragraph 10(a), the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement, and the Earnest Money shall be paid to Purchaser. In the event the Purchaser does not elect to terminate this Agreement prior to the expiration of the Inspection Period, Purchaser acknowledges that the Earnest Money will then be "at risk" and non-refundable to Purchaser unless Purchaser becomes entitled to a return of the Earnest Money by reason of the breach of this Agreement by the Seller or the failure of one or more of the conditions precedent to Purchaser's obligations set forth in this Agreement.

         o In the exercise of the right and privilege of entry herein granted, neither Purchaser nor its agents, employees or representatives shall interfere with the use or enjoyment of the Property by Seller or its activities or operations thereon, or the use or enjoyment of the Property by the State of North Carolina under the Lease or its activities or operations thereon. Purchaser hereby covenants and agrees to indemnify and hold Seller harmless from any and all loss, liability, cost, claim, demand, damage, action, cause of action and suit arising out of or in any manner related to the acts or omissions of Purchaser and/or its agents, employees, representatives and independent contractors in exercising its rights under Paragraph 10(a). In the event this Agreement is terminated, Purchaser shall repair any damages resulting from such inspections and restore the Property to the same condition which existed prior to the exercise of its rights under Paragraph 10(a). Purchaser's obligations under this Paragraph 10(b) shall survive the Closing of this transaction or any termination of this Agreement.

         o SAVE AND EXCEPT FOR THE MATTERS EXPRESSLY CONTAINED IN THIS AGREEMENT, IT IS UNDERSTOOD AND AGREED THAT SELLER HAS NOT MADE AND IS NOT MAKING AND SPECIFICALLY DISCLAIMS ANY WARRANTIES, REPRESENTATIONS OR GUARANTEES OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST, PRESENT OR FUTURE, WITH RESPECT TO THE CONDITION OF THE PROPERTY AND ITS SUITABILITY FOR ANY PARTICULAR PURPOSE OR USE. PURCHASER ACKNOWLEDGES THAT IT IS GENERALLY FAMILIAR WITH THE PROPERTY, AND THAT IT IS RELYING UPON ITS OWN EXPERTISE AND THAT OF ITS CONSULTANTS IN PURCHASING THE PROPERTY, AND THAT IT WILL CONDUCT SUCH INSPECTIONS AND INVESTIGATIONS OF THE PROPERTY AS IT DEEMS NECESSARY INCLUDING, BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS OF THE PROPERTY AND SHALL RELY UPON THE SAME. SELLER SHALL SELL AND CONVEY TO PURCHASER, AND PURCHASER SHALL ACCEPT, THE PROPERTY "AS IS, ARE IS, WITH ALL FAULTS". THE TERMS AND

            CONDITIONS OF THIS PARAGRAPH 10(C) SHALL EXPRESSLY SURVIVE THE CLOSING AND SHALL NOT MERGE WITH THE PROVISIONS OF ANY CLOSING DOCUMENTS AND SHALL, AT THE OPTION OF THE SELLER, BE INCORPORATED INTO THE DEEDS AND BILLS OF SALE FOR THE PROPERTY. SELLER IS NOT LIABLE OR BOUND IN ANY MANNER BY ANY ORAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PROPERTY FURNISHED BY ANY AGENT, EMPLOYEE, CONTRACTOR, CONSULTANT, REPRESENTATIVE OR OTHER PERSON, UNLESS THE SAME ARE EXPRESSLY SET FORTH OR ARE REFERRED TO HEREIN.

         10. DEFAULT. (c) In event that Purchaser defaults, which default is not cured by Purchaser within ten (10) days following receipt by Purchaser of written notice of default from Seller, and Seller has not defaulted, Seller shall be entitled, at Seller's option:

            o to declare this Agreement terminated, and to receive the Earnest Money. Upon any such declaration, the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement; or

            o to exercise any other right or remedy Seller may have at law or in equity by reason of such default including, but not limited to, the recovery of reasonable attorneys' fees incurred by Seller in connection therewith.

         o In the event that Seller defaults, which default is not cured by Seller within ten (10) days following receipt by the Seller of written notice of default from Purchaser, and Purchaser has not defaulted, Purchaser shall be entitled, at Purchaser's option:

            o to compel Seller to convey the Property to Purchaser by a suit for specific performance, and to recover all costs incidental to such suit, including reasonable attorney's fees; or,

            o to declare this Agreement terminated, and to receive the Earnest Money. Upon any such declaration, the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement; provided, however, Purchaser shall not, in such event, be obligated to pay or reimburse the Seller for the costs and expenses for the Survey referred to in Paragraph 3., for one-half (1/2) of Seller's attorney's fees referred to in Paragraph 5(a)(iii), or for the Environmental Report referred to in Paragraph 23.; or

            o to exercise any other right or remedy Purchaser may have at law or in equity by reason of such default including, but not limited to, the recovery of reasonable attorneys' fees incurred by Purchaser in connection therewith.

         11. RISK OF LOSS. (d) All risk of loss of or to the Property, in whole or in part, as a result of any exercise of the power of eminent domain, or by reason of fire, flood, windstorm or other casualty, shall remain on Seller until the transfer of legal title to Purchaser. Purchaser shall assume the risk of loss or damage to the Property from and after the transfer of legal title to the Purchaser.

         o If, before the date of Closing, any condemnation (taking by eminent domain) proceeding is or has been commenced with respect to the Property, or fire or any other casualty results in material damage to the Property, Purchaser shall have the option of either terminating this Agreement or of completing the purchase contemplated herein. "Material damage" and "material", as used in this paragraph, shall mean damage to the Property having a cost to repair in excess of $500,000.00 per occurrence. In event the Purchaser shall elect to terminate this Agreement, Purchaser shall be entitled to receive the Earnest Money, and the parties shall be relieved of and discharged from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement. If, however, Purchaser shall elect to complete this transaction, or if the damage to the Property is not material, Purchaser shall be entitled, in the case of fire or other casualty, to receive from the insurance carrier all insurance proceeds and to receive a credit for the amount of Seller's deductible or, in the case of condemnation, to receive the entire award for the Property, or the portion thereof so taken. Seller shall execute and deliver to Purchaser on the Closing hereunder all proper instruments for the assignment and collection of such proceeds and awards. Seller shall promptly notify Purchaser in writing of any loss, actual, pending or threatened, to the Property.

         12. BINDING EFFECT. This Agreement shall be binding upon and shah inure to the benefit of all of the parties hereto and their respective successors and assigns, subject however, to Paragraph 20. hereof.

         13. ENTIRE AGREEMENT; AMENDMENTS. This Agreement embodies and constitutes the entire understanding between the parties with respect to the transactions contemplated herein, and all prior or contemporaneous agreements, understandings, representations and statements (oral or written), including the letter of intent, dated January 15, 2001, the Agreement of Sale (Mountain View Correctional Facility and Pamlico Correctional Facility), effective February 7, 2001, and the letter agreement, dated February 12, 2001, executed by the parties (collectively, the "Prior Agreements"), are superceded by and are merged into this Agreement in all respects. For the avoidance of doubt, Seller and Purchaser acknowledge and agree that the Prior Agreements are terminated, null and void and of no further force and effect from and after the effective date of this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended, discharged or terminated except by an instrument in writing signed by the party against whom the enforcement of such waiver, modification, amendment, discharge or termination is sought, and then only to the extent set forth in such instrument.

         14. NOTICES. Any notice, request, demand, instruction or other communication hereunder shall be in writing and shall be either (a) delivered in person, (b) sent by certified mail, return receipt requested, (c) delivered by a nationally recognized delivery service, or (d) sent by facsimile transmission. and addressed as follows:

To Seller:                                 To Purchaser:

John Ferguson, President & CEO             Charles R. Jones, President & CEO
Corrections Corporation of America         Correctional Properties Trust
10 Burton Hills Boulevard                  3300 PGA Boulevard, Suite 750
Nashville, TN 37215                        Palm Beach Gardens, FL 33410
Phone:   (615) 263-3000                    Phone:       (561) 630-6336
Fax:     (615) 263-3010                    Fax:         (561) 630-6311

With copies to:

D. Reed Houk, Esq.                         Donald J. Doody, Esq.
Stokes Bartholomew Evans & Petree, P.A.    Josias, Goren, Cherof, Doody & Ezrol, P.A.
424 Church Street, Suite 2800              3099 East Commercial Boulevard, Suite 200
Nashville, TN 37219                        Ft. Lauderdale, FL 33308
Phone:   (615) 259-1464                    Phone:       (954) 771-4500
Fax:     (615) 259-1470                    Fax:         (954) 771-4923


or at such other address, and to the attention of such other person, as the parties shall give notice as herein provided. A notice, request, demand, instruction and other communication shall be deemed to be duly received: (a) if delivered in person or by a nationally recognized delivery service, on the date when delivered to the address of the recipient; (b) if sent by mail, on the date of receipt by the recipient as shown on the return-receipt card; or (c) if sent by facsimile, upon receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the recipient's facsimile number; provided that if a notice, request, demand, instruction or other communication is served by hand or is received by facsimile on a day which is not a Business Day, as hereinafter defined, or after 5:00 P.M. at the addressee's location on any Business Day, such notice or communication shall be deemed to be duly received by the recipient at 9:00 A.M. at the addressee's location on the first Business Day thereafter.

         15. TIME IS OF THE ESSENCE. Time is of the essence of this Agreement. In the event that the time period for any act to be taken or notice to be given hereunder expires on a date which is not a Business Day, then such time period shall be extended to the next day which is a Business Day. For purposes hereof, a "Business Day" is any calendar day other than a Saturday, Sunday or legal holiday.

         16. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original document, but all of which shall constitute a single document. This Agreement will not be binding upon or constitute evidence of a contract between the parties until such time as the original or a counterpart of this Agreement has been executed by each party.

         17. CAPTIONS. The captions contained herein are for purposes of identification and convenience only and shall not be considered in construing this Agreement.

         18. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee.

         19. ASSIGNMENT. Purchaser shall have the right to assign this Agreement to any affiliate or subsidiary of Purchaser, and from and after such assignment, wherever in this Agreement reference is made to Purchaser such reference shall also mean such assignee who shall succeed to all the rights, duties and obligations of Purchaser hereunder, however, CPT Operating Partnership, L.P. shall not be released hereunder. Purchaser agrees to promptly notify Seller of any such assignment. In all other events, this Agreement shall not be assigned by Purchaser, in whole or in part, without the prior written consent of Seller, which consent Seller may give or withhold in its sole and absolute discretion.

         20. SURVIVAL. It is understood and agreed by the parties hereto that whether or not it is specifically so provided herein any term or provision of this Agreement, which by its nature or effect, is required to be kept, observed or performed after the Closing and conveyance of title, shall not be merged therein, but shall be and remain binding upon and for the benefit of the parties hereto until fully kept, observed or performed. Notwithstanding the foregoing, any and all liability of Seller for breach of representations, warranties and covenants of Seller set forth in Paragraph 8. hereof, or elsewhere in this Agreement, shall only continue for a period of six (6) months after the date of Closing. In the event Purchaser has not commenced suit in a court of competent jurisdiction alleging a breach of any such representations, warranties or covenants within said six (6) month period, then Seller shall be released and discharged from any and all liability for the breach thereof.

         21. FURTHER ASSURANCES/COOPERATION. Seller and Purchaser each agree to cooperate in good faith with each other and to execute and deliver in connection with the Closing such other and further agreements, documents and instruments as may be reasonably necessary or required in order to fully consummate the transactions contemplated by this Agreement.

         22. ENVIRONMENTAL AUDIT. Seller shall obtain, at the expense of Purchaser, and provide to Purchaser prior to the Closing, a Phase I environmental site assessment report (and such other environmental studies as Purchaser deems reasonably necessary based on the results of the Phase I environmental site assessment) of the Land and Improvements (the "Environmental Report") from an environmental engineer or consultant selected by Seller and reasonably satisfactory to Purchaser. In the event Purchaser proceeds to close this transaction on the Closing Date, Purchaser shall be deemed to have accepted all matters disclosed in the Environmental Report.

         23. ESCROW AGENT. In the event that either party to this Agreement makes demand upon Escrow Agent for tender of the Earnest Money held by the Escrow Agent, Escrow Agent shall give written notice to the other party as provided herein. Such notice shall be given in the manner provided in Paragraph
15. of this Agreement. If within three (3) business days following delivery of such notice, Escrow Agent has not received notice of any objection to the disbursement of the Earnest Money from the other party, Escrow Agent shall disburse the Earnest Money in accordance with the instructions it has received. A party's failure to object to such disbursement shall not be deemed to be a waiver of its right to assert a claim against the other party to any Earnest Money so disbursed, however, it shall relieve Escrow Agent of any liability for disbursing the funds by following this procedure. In the event any dispute should arise with regard to the Earnest Money tendered to Escrow Agent as provided in Paragraph 2. hereof, Escrow Agent shall be entitled to deposit the same with a federal court of competent jurisdiction in Nashville, Tennessee, and thereafter be relieved of all obligations under this Agreement. In performing any of its duties hereunder, Escrow Agent shall not incur any liability to any party for any damage, loss or expense, except for willful default, gross negligence, or breach of trust. Purchaser and Seller jointly and severally agree to indemnify and hold Escrow Agent harmless against any and all other losses, claims, damages, liabilities and expenses including, without limitation, reasonable attorneys' fees, which may be imposed upon the Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties hereunder, except for willful default, gross negligence, or breach of trust. As between Seller and Purchaser, the prevailing party in any action regarding the Earnest Money shall be entitled to recover from the other party all amounts which it has paid under its indemnity in the preceding sentence and shall further be entitled to recover all court costs and attorney's fees incurred with respect to the resolution of the dispute. The obligations of Seller and Purchaser under this Paragraph 24. shall survive the Closing of this transaction or any termination of this Agreement.

         24. CONFIDENTIALITY. Seller and Purchaser each covenant and agree with the other party that: (a) all discussions and negotiations by the parties with respect to this Agreement or the transactions contemplated by this Agreement and
(b) all information furnished by or obtained from the other party in connection with this Agreement or the transactions contemplated by this Agreement are to be kept confidential and are not to be disclosed to third parties without the prior written consent of the other party, except (i) as required in the written opinion of legal counsel by applicable law, regulation or legal process, (ii) to those directors, officers, employees of the parties hereto, and those representatives of the parties' legal, accounting and financial advisors, who need to know of such discussions and negotiations for purposes of evaluating the transactions contemplated by this Agreement, and (iii) to those third parties as may be reasonably necessary to facilitate the consummation of the transactions contemplated by this Agreement. Any disclosure of confidential information proposed to be made by a party pursuant to (i) above shall only be of such portion of the confidential information as is legally required to be disclosed after notice to and consultation with the other party. The obligations of Seller and Purchaser under this Paragraph 25. shall survive the Closing of this transaction or any termination of this Agreement.

         25. SALE TO STATE OF NORTH CAROLINA. Notwithstanding any covenant, representation, warranty or other provision to the contrary contained in this Agreement, the Seller shall have the right and shall be authorized by the Purchaser during the period commencing upon the effective date of this Agreement and continuing until 5:00 P.M., Central Daylight Savings time on May 1, 2001, to, among other things, provide information to, discuss and negotiate with, and solicit and accept offers from the State of North Carolina in connection with the sale of the Property to the State of North Carolina, and to enter into a contract with the State of North Carolina for the sale of the Property on such terms, provisions and conditions as the Seller may, in its sole discretion, determine to be acceptable. In the event the Seller enters into a contract with the State of North Carolina for the sale of the Property prior to 5:00 P.M., Central Daylight Savings time on May 1, 2001, then this Agreement shall automatically terminate concurrently with the execution of such contract with the State of North Carolina. In the event this Agreement terminates in accordance with this Paragraph 26., the Seller shall give written notice thereof to Purchaser within one (1) business day following the date of such termination, the parties shall be relieved from any further liability hereunder, except for any obligations of the parties which expressly survive a termination of this Agreement, and the Earnest Money shall be paid to Purchaser.

                  IN WITNESS WHEREOF, each of the parties hereto has signed this Agreement on the date shown below their respective signatures. This Agreement shall, for all purposes, be deemed to be fully executed and effective on the latest of the dates of execution by Seller and Purchaser shown below.

                                       SELLER:

                                       CORRECTIONS CORPORATION OF
                                       AMERICA

                                       By: /s/ JOHN FERGUSON
                                           -------------------------
                                       Title: President and CEO
                                       Date:


                                       PURCHASER:

                                       CPT OPERATING PARTNERSHIP,
                                       L.P.

                                       By: /s/ CHARLES R. JONES
                                       -----------------------------
                                       Title: President and CEO
                                       Date:

                                    EXHIBIT A

METES AND BOUNDS DESCRIPTION
UNITED STATES CORRECTION PROPERTY
PAMLICO COUNTY, NORTH CAROLINA


         That 137.47 acre tract of land lying in the No. 3 Township, Pamlico County, North Carolina and being the same tract found in Deed Book (D.B.) 317 Page (Pg.) 602 and (D.B.) 317 (Pg.) 605 in the Register of Deeds of said Pamlico County, and being bounded on the North and East by SR 1002 (Bay City Road 60 foot public right-of-way), on the South by SR 1203 (Mill Pond Road 60 foot public right-of-way), and on the West by the land of Charles Dees now or formerly (N/F) (D.B.) 137 (Pg.) 375; and being more particularly described as follows:

         Commencing at NC Geodetic Survey (NCGS) Station "BAY CITY" (NC Grid Coordinates Northing = 526,975.3568, Easting = 2,666,260.8710), thence South 06 degrees 05' 43" East (all bearings referenced to NC Grid North) distant 3175.77 feet (all distances are unadjusted measured horizontal ground with a combined grid factor = 0.9998733) to an existing 1/2" outside diameter (O.D.) iron pipe in the Western right-of-way of said SR 1002, being the Beginning of said United States Correction Corporation property.

         Running thence from said Beginning point along said SR 1002 right-of-way (R/W) the following three (3) courses and distances: South 11 degrees 12' 12" East 1769.81 feet to an existing 1/2" (O.D.) iron pipe; thence Southwesterly 1097.96 feet along a non-tangential curve concave to the Southwest, central angle 33 degrees 06' 35", radius 1900.00 feet to an existing 1/2" (O.D.) iron pipe, thence South 21 degrees 54' 23" West 2451.41 feet to a point; thence leaving said (R/W) North 60 degrees 20' 11" West 360.49 feet to a point; thence South 60 degrees 20' 11" West 350.05 feet to a point in said Northern (R/W) of SR 1203; thence along said SR 1203 Northern (R/W), North 60 degrees 20' 11" West 766.86 feet to a point; thence leaving said Northern (R/W) North 29 degrees 39' 49" East 350.00 feet to a point; thence North 60 degrees 20' 11" West 250.00 feet to a point; thence South 29 degrees 39' 49" West 350.00 feet to a point in the Northern (R/W) of said SR 1203; thence along said Northern (R/W) North 60 degrees 20' 11" West 353.41 feet to an existing 1/2" (O.D.) aluminum pipe in the centerline of an existing ditch, and corner for said Charles Dees; thence along the said Dees line, said property line also being the centerline of a ditch, the following five (5) courses and distances North 48 degrees 07' 45" East 23.45 feet to an existing 1/2" (O.D.) aluminum pipe, thence North 36 degrees 01' 47" East 103.80 feet to an existing 1/2" (O.D.) aluminum pipe; thence North 60 degrees 58' 45" East 49.99 feet to an existing 1/2" (O.D.) aluminum pipe; thence North 61 degrees 43' 07" East 134.63 feet to an existing 1/2" (O.D.) aluminum pipe; thence North 25 degrees 17' 47" East 4832.70 feet to the Point of Beginning and containing 137.47 acres.

                                    EXHIBIT B

                        SCHEDULE OF PERSONALTY - PAMLICO

                                    EXHIBIT C

                     SCHEDULE OF SERVICE CONTRACTS - PAMLICO

         o Agreement, dated July 9, 1999, between Bay River Metropolitan Sewerage District, Corrections Corporation of America, and U.S. Corrections Leasing (NC) Pamlico Facility, Inc.

         o Cable Television Installation and Subscription Agreement, dated July 1, 1998, between Corrections Corporation of America Inmate Fund and Correctional Cable TV, Inc.

         o Sales and Service Agreement, dated May 6, 1998, between Eastern Propane, Inc., and Corrections Corporation of America.

         o Electric Service Agreement, dated January 12, 1998, between U.S. Corrections Corporation and Tideland Electric Membership Corporation.